MERIDIAN GOLD REPORTS FIRST QUARTER 2002 RESULTS

(All dollar amounts in U.S. currency)

May 7th, 2002

Highlights

•	El Peñón gold production of 88,000 ounces at a record cash cost of $25 per ounce

•	Net income of $10.3 million, or $0.14 per share

•	Gold production of 110,588 ounces at a cash cost of $78 per ounce, a 13% improvement over cash costs in the first quarter last year

•	Operating cash flows of $12.9 million increased available cash balances to $105.7 million

•	Meridian Gold Inc. and Brancote Holdings Plc agree to merge forming the leading intermediate gold producer

•	New El Peñón exploration results at Vista Norte

•	Meridian plans to drill five new grass-roots exploration projects starting in May

•	The company remains unhedged in gold

1st Quarter Results

Meridian Gold, Inc. generated net income of $10.3 million, or $0.14 per share for the quarter. Margins remained strong with a return on sales of 33%. These results were a result of production from El Peñón, which produced 88,000 ounces of gold at a record cash operating cost of $25 per ounce of gold. These cash costs are one of the lowest ever reported by a North American gold company and are a result of improved grades.

For the first quarter, Meridian produced a total of 110,588 ounces of gold at a respectable cash cost of $78 per ounce. These cash costs include higher costs associated with normal seasonality at Jerritt Canyon. Net free cash flow was strong increasing cash balances to $105.7 million.

For the quarter, exploration spending of $2.0 million was expensed. As a result of exploration drilling over the last six weeks, the company further extended the high-grade mineralization at Vista Norte to over 500 meters along strike. Late in the quarter, several deeper holes have intersected mineralization displaced to the east by low-angle faults at Vista Norte, consistent with the displacement seen on the Diablada zone at Quebrada Orito. Exploration drilling continues in the Vista Norte zone along strike and at depth.

On April 4th 2002, Meridian Gold, Inc. and Brancote Holdings Plc, signed an agreement to merge based on a pre-conditional offer to be made to Brancote shareholders. Each Brancote share will be exchanged for 0.1886 Meridian shares. The only pre-condition is the Registration Statement by the SEC becoming effective. Following the Registration Statement becoming effective, the offer document will be mailed to the Brancote shareholders, which is expected in the Second Quarter of this year. The UK rules require

Summary
Exploration Report
El Peñón
Chile
Peru
Mexico
Management’s Discussion and Analysis
Sales and Net Income
Liquidity and Capital Resources
Discussion of Properties
Year-to-Date Results
Outlook
1st Quarter Conference Call
Notes to Consolidated Condensed Interim Financial Statements

responses within 20 business days. Both companies’ Board of Directors recommend the transaction, and Meridian has received binding undertakings from 19% of Brancote shareholders.

Summary

Brian Kennedy, Meridian’s chief executive officer, summed up the quarter as follows: “Over the last quarter, El Peñón was probably one of the lowest cost mines in the world producing gold for $25 per ounce. This mine continues to provide a solid foundation by which Meridian will continue to grow. On April 4th, we have positioned the company to open the next chapter in our history by merging with Brancote Holdings Plc. I believe this combination is going to make Meridian the fastest growing gold company within the industry, while remaining one of the lowest cost producers in the world.”

Exploration Report

El Peñón

Both surface and underground exploration drilling started by the end of February; by the end of March there were two surface and one underground drill rigs exploring the property.

The surface drilling focused on Vista Norte has extended and confirmed the high-grade nature of the mineralization. Of the 41 holes drilled that have encountered mineralization since late in the fourth quarter of 2001, the average intercept had a true width of 2 meters and gold grade of 14.3 g/tonne gold and 148.3 g/tonne Ag.

A continuous zone of high-grade shallow mineralization has been confirmed by drilling. The zone extends for at least 500m along strike, has a vertical extent of from 75 to 100m, and averages about 2.0m in true width. The deeper portions of the mineralization below a depth of 100 to 175m are offset by low-angle faults, but ore-grade mineralization has been locally confirmed in the deeper offset portions of the vein on at least three different sections. This overall scenario is similar to the Diablada mineralization on the Quebrada Orito structure 100 to 300m to the west, which was discovered in 2001. Additional drilling is in progress to confirm the full limits and extent of the mineralization.

In the underground exploration program, core drilling started late this quarter and only a limited amount of work has been completed to date.

Chile

A joint venture agreement was signed for an 80% interest in a project near Copiapo. Meridian can earn the 80% interest by making a total of $3.5 million in payments and spending $3.0 million over a four-year period. Fieldwork has started on the project and drilling is expected to start later in the second quarter of this year.

Peru

During the quarter, Meridian acquired the rights to purchase 51% of the outstanding shares of Gold Hawk Resources, Inc. in order to explore the Machacala Project, a low sulfidation vein district in Peru (please see footnote #3 for further discussion). Fieldwork has already started, and drilling is expected to begin in July. Meridian will carry out a substantial drilling program this year.

A surface access agreement was signed for the Los Pircos-Cirato joint venture (Buenaventura). Buenaventura has started the access road, which should be completed in the second quarter and drilling will start as soon as drill sites are prepared.

Mexico

Surface work was initiated on the 100% owned La Silla project in Mexico, another low sulfidation vein target. Ore-grade mineralization over mineable widths (locally bonanza grades), has been encountered in surface sampling on 11 of the 15 different veins sampled. Targeting is completed, and drilling is expected to start early in the 2nd quarter on this previously un-drilled property.

Reconnaissance efforts continued in Peru, Mexico, Chile, and Argentina.

Management’s Discussion and Analysis

The following discussion is limited to matters that, in the opinion of the Company, are material.

Sales and Net Income

Meridian reported net income of $10.3 million for the first quarter of 2002, or $0.14 per share, an increase of $0.05 on a per share basis from the first quarter of last year. Sales revenue increased about 19% over the prior year reflecting the increased production from El Peñón and higher realized gold prices. The average realized gold price was $294 per ounce versus $276 per ounce in the prior year.

Of the quarterly production of 110,588 ounces of gold, 109,362 ounces were sold and realized on the financial statements. Gold ounces sold were 8% higher than the prior year reflecting increased production at El Peñón.

Operating margins improved significantly to 40% versus 27% realized in the first quarter of the prior year primarily reflecting higher gold prices of about $18 per ounce and lower cash costs of about $12 per ounce.

Although the Company is not expected to regularly pay cash taxes until 2003, in accordance with FAS 109 and specifically, the guidance concerning intraperiod tax allocations, the Company is required to recognize tax expense evenly throughout the year, including the recognition of the $8.4 million deferred tax credit on Chilean income. Therefore, the Company is recognizing $2.8 million net tax expense for the first quarter.

Liquidity and Capital Resources

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $12.9 million in the first quarter of 2002, slightly higher than $11.5 million in the first quarter of 2001. At March 31, 2002, cash and cash equivalents totaled $105.7 million, versus $72.2 million as of March 31, 2001, a 46% increase.

Capital expenditures were $2 million higher than the same period in the prior year, and totaled $4.8 million. This was the result of increased underground development at El Peñón and Jerritt Canyon, and the purchase of Gold Hawk Resources, Inc. for CAD$1.3 million.

Expected cash requirements for operations for 2002 include approximately $15 million for planned capital expenditures primarily directed toward additional underground development of the El Peñón and Jerritt Canyon mines. Underground development at the El Peñón mine of $12 million includes driving a drift to the newly discovered Diablada zone. Exploration spending in 2002 is expected to be approximately $10 million. The Company will fund all of these requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, additional capital could be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Peñón

During the first quarter, the mine produced 88,000 ounces of gold and 1.5 million ounces of silver at a cash cost of $25 per gold ounce versus 72,000 ounces of gold and 987,000 ounces of silver at a cash cost of $50 per gold ounce in the prior first quarter. Total production costs including depreciation, depletion, amortization, and reclamation were $69 per gold ounce. For the ninth consecutive quarter, the mill processed ore at excellent throughput and recovery rates. The first quarter average mill grade was 17.0 g/tonne gold and 295 g/tonne silver versus 13.0 g/tonne gold and 189 g/tonne silver in the first quarter of 2001. The higher grades for this quarter are a result of better grades than anticipated in the mine plan and reduced dilution. Gold recovery remained level at 95% in both this quarter and the first quarter of the prior year. Silver recoveries improved to 91% from 89%. These increased recoveries were as a result of continued improvements in the processing circuit.

Jerritt Canyon

During the first quarter, Meridian’s share (30%) of Jerritt Canyon production was 20,000 ounces of gold at a cash cost of $308 per gold ounce versus cash costs of $213 per gold ounce for the first quarter of last year. The increase in cash costs this quarter was due to extremely wet weather in the early part of this year, which lowered mill throughput to 3,300 tons per day versus the usual 4,000 tons per day of throughput. Typically, performance at Jerritt Canyon is seasonal, with the summer months of the year outperforming the first few months, reflecting the difficulty of handling wet ore. Ore grades averaged 8.9 g/tonne gold.

Beartrack

For the first quarter, Beartrack produced 2,500 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Residual production from rinsing of the pad should continue to produce recoverable gold over the next three quarters on a declining basis.

Year-to-Date Results

For the three months ended March 31, cash costs per ounce decreased 13% to $78 from $90 last year largely due to higher production and grades at El Peñón. Total production costs per ounce decreased 13% this year over last from $147 to $128 this year. Year-to-date gold production of 110,588 is higher than the prior year, by approximately 9%. Higher revenues for the period, of $31.1 versus $26.2 million for the same period last year, are due to increased production at El Peñón, and a higher realized gold price of $294 versus $276, respectively. Net income for the period of $10.3 million is higher than $6.4 million for the same period last year due mainly to lower cash costs and a higher realized gold price. Cash provided by operating activities for the three months ended March 31, 2002, of $12.9 million, versus $11.5 million for the same period the prior year, is higher due to increased net income.

Outlook

For 2002, Meridian expects to produce more than 300,000 ounces of gold from El Peñón at a cash cost of less than $50 per ounce; and 100,000 ounces from Jerritt Canyon at a cash cost of $220 per ounce.

1st Quarter Conference Call

Meridian is hosting a simultaneous live webcast of its conference call on Wednesday, May 8th, 2002, at 9:00 AM ET through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to logon to the webcast.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce sold at spot prices, not the quantity of ounces produced. Meridian Gold Inc.’s 75.9 million common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A “Qualified Person”, as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com

Meridian Gold Inc.
Consolidated Condensed Statement of Operations
(Unaudited and in US$ millions, except per share data)

	Three Months
	Ended March 31

	2002	2001

Sales	31.1	26.2

Costs and Expenses

Cost of Sales	8.8	8.8

Depreciation, depletion & amortization	5.4	5.1

Reclamation	0.2	0.2

Exploration costs	2.0	3.5

Selling, general and administrative	1.7	1.3

Other expenses/(income)	0.3	0.1

Total costs and expenses	18.4	19.0

Operating income	12.7	7.2

Interest income	0.4	0.2

Gain on Sale of Fixed Assets	—	1.8

Tax Benefit (expense)	(2.8)	(2.8)

Net income	10.3	6.4

Income per common share basic	0.14	0.09

Income per common share fully diluted	0.13	0.09

Number of common shares used in earnings per share computations (millions)-Basic	75.9	74.6

Number of common shares used in earnings per share computations (millions)-Fully Diluted	77.4	75.5

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Operating Data (Unaudited)

	Three Months Ended
	Mar. 31

	2002	2001

El Peñón Mine

Gold Production	87,898	72,272

Silver Production	1,456,877	986,796

Tonnes ore mined (thousands)	162	177

Mill tonnes processed (thousands)	169	182

Avg. mill gold ore grade (grams/tonne)	17.0	13.0

Avg. mill silver ore grade (grams/tonne)	295	189

Mill gold recovery	95%	95%

Mill silver recovery	91%	89%

Cash cost of production/ ounce	$25	$50

Total production cost/ ounce	$69	$105

Jerritt Canyon Joint Venture

Gold production (Meridian Gold’s 30% share)	20,227	23,350

Tonnes ore mined (100%, thousands)	218	191

Mill tonnes processed (100%, thousands)	268	337

Avg. mill ore grade (grams/tonne)	8.9	8.1

Mill recovery	87%	89%

Cash cost of production/ ounce	$308	$213

Total production cost/ ounce	$383	$276

Beartrack Mine

Gold production — heap leach	2,463	5,648

Company Totals

Ounces of gold produced	110,588	101,270

Ounces of gold sold	109,362	101,318

Avg. realized price/ ounce	$294	$276

Cash cost of production/ ounce	$78	$90

Total cost of production/ ounce	$128	$147

Note: Cash and total cost per gold ounce are net of silver by-product credits

Meridian Gold Inc.
Consolidated Condensed Balance Sheets
(Unaudited and in US$ millions)

	March 31	December 31
	2002	2001

Assets

Current Assets

Cash and cash equivalents	$105.7	$97.3

Trade & other receivables	5.8	1.7

Inventories	7.0	7.3

Deferred tax asset	11.1	14.9

Other current assets	2.3	1.5

Total current assets	$131.9	$122.7

Property, plant and equipment, net	91.2	93.5

Other assets	2.9	1.3

Total Assets	$226.0	$217.5

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable, trade & other	8.4	5.2

Accrued and other liabilities	17.3	22.8

Total current liabilities	$25.7	$28.0

Deferred tax liability	6.2	6.5

Other long-term liabilities	35.8	35.8

Shareholders’ equity	158.3	147.2

Total liabilities and shareholders’ equity	$226.0	$217.5

See accompanying notes to consolidated interim financial statements.

Meridian Gold Inc.
Quarterly Comparative Statements of Retained Earnings
(Unaudited and in US$ millions)

	March 31	December 31
	2002	2001

Retained earnings at the beginning of period	$66.7	$28.0

Net Income	$10.3	$38.7

Retained earnings at the end of period	$77.0	$66.7

Meridian Gold Inc.
Consolidated Condensed Statement of Cash Flows
(Unaudited and in US$ millions)

	Three Months
	Ended March 31

	2002	2001

Net Income (loss)	$10.3	$6.4

Provision for depreciation, depletion and amortization	5.4	5.1

Gain on sale of assets	—	(1.8)

Stock compensation expense	0.5	0.3

Changes in current assets and liabilities, net	(3.1)	(3.1)

Changes in long-term assets and liabilities, net	(0.2)	4.6

Net cash provided by operating activities	12.9	11.5

Cash flow from investing activities

Capital spending	(4.8)	(2.8)

Proceeds from sale of assets	—	1.8

Net cash used in investing activities	(4.8)	(1.0)

Cash flow from financing activities

Repayment of long-term borrowings	—	(1.9)

Proceeds from sale of common stock	0.3	0.4

Net cash used in financing activities	0.3	(1.5)

Increase in cash and cash equivalents	8.4	9.0

Cash and cash equivalents, beginning of period	97.3	63.2

Cash and cash equivalents, end of period	$105.7	$72.2

Notes to Consolidated Condensed Interim Financial Statements

1.	Basis of Presentation

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2001 as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.	Hedging

During the first quarter, the company recognized $485,000 of the deferred revenue on expiring gold hedge contracts in the accompanying Consolidated Statement of Operations. Additionally, as of April 19, 2002 the company fixed its silver lease rates in accordance with hedge program for all 2002 deliveries and early 2003 deliveries netting the Company an additional 25,000 ounces of silver.

3.	Recognition of deferred tax credit from IMDI acquisition

As of December 31, 2001, the Company had a net deferred tax credit of $8.4 million. This entire credit is being recognized in the FAS 109 estimated tax provision for 2002. This results in an effective tax rate of 19.2% on Chilean and Barbados income, and an overall corporate effective tax rate of 26.5%. In accordance with FAS 109 and specifically, the guidance concerning intraperiod tax allocations, the Company will record tax expense based on these rates evenly throughout the year.

4.	Purchase of Gold Hawk Resources, Inc.

On March 25, 2002, Meridian signed an agreement to purchase 6.5 million common shares of Gold Hawk Resources, Inc. (“Gold Hawk”) for CAD$1.3 million. Meridian also received 6.5 million warrants, which entitle the holder to acquire one common share of Gold Hawk at a price of CAD$.20 for a period of 18 months. Additionally, Meridian will advance CAD$1.3 million for a term of 12 months for a convertible secured debenture of Gold Hawk, convertible at the option of Meridian into 6.5 million common shares of Gold Hawk, representing a conversion price of CAD$0.20 per share. Upon conversion, each common share will be accompanied by one warrant, which entitles the holder to acquire one additional common share of Gold Hawk at a price of CAD$0.20 for a period of two years from the date of the issuance of the debenture.

Of the CAD$1.3 million from the issuance of the common shares, CAD$1.1 million will be spent by Meridian and Gold Hawk on the exploration and development of the Machacala Project, a high grade gold and silver vein system in Northern Peru. The work will be managed by Meridian. The remaining CAD$.2 million will be retained by Gold Hawk for general working capital. If Meridian exercises the right to convert the CAD$1.3 debenture, CAD$1.2 million will be spent by Gold Hawk on the Machacala project, and the remainder will be added to Gold Hawk’s working capital.

In the event that Meridian should convert the debenture and exercise all warrants, it will have invested an aggregate of CAD$5.2 million in Gold Hawk and own 26 million shares, or 51% of the outstanding shares of the company.